SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Consolidated Financial Statements

Net Serviços de Comunicação S.A.

Years ended December 31, 2006, 2005 and 2004
with Report of Independent Registered Public
Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED FINANCIAL STATEMENTS

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Management’s Report on Internal Control over Financial Reporting

     The management of Net Serviços de Comunicação S.A. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

     The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may became inadequate because of changes in conditions.

     Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2006, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment management has concluded that as of December 31, 2006 the Company’s internal control over financial reporting is effective.

     Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young Auditores Independentes S.S., the company’s independent registered public accounting firm. Ernst & Young´s attestation report on management´s assessment of the Company´s internal controls dated February 1, 2007 is included herein.

___________________________
Francisco Valim Tosta Filho

Chief Executive Officer

Date: February 1, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Management’s Report on Internal Control over Financial Reporting

     The management of Net Serviços de Comunicação S.A. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

     The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may became inadequate because of changes in conditions.

     Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2006, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment management has concluded that as of December 31, 2006 the Company’s internal control over financial reporting is effective.

     Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young Auditores Independentes S.S., the company’s independent registered public accounting firm. Ernst & Young´s attestation report on management´s assessment of the Company´s internal controls dated February 1, 2007 is included herein.

___________________________________
Leonardo Porciúncula Gomes Pereira

Chief Financial Officer

Date: February 1, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Net Serviços de Comunicação S.A.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Net Serviços de Comunicação S.A. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Comission (the COSO criteria). Net Serviços de Comunicação S.A.’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Net Serviços de Comunicação S.A. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Net Serviços de Comunicação S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Net Serviços de Comunicação S.A. as of December 31, 2006 and 2005, and related consolidated statements of income, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2006 of Net Serviços de Comunicação S.A. and our report dated February 1, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.

Maria Helena Pettersson

São Paulo, Brazil
February 1, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Net Serviços de Comunicação S.A.

We have audited the accompanying consolidated balance sheets of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of VIVAX S.A., an investee company, acquired in November, 2006 and accounted for using the equity method. The investment in VIVAX S.A. amounted to US$51,597 thousands at December 31, 2006. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for VIVAX S.A. is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Serviços de Comunicação S.A. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Net Serviços de Comunicação S.A.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 1, 2007, expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.

Maria Helena Pettersson

São Paulo, Brazil
February 1, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(Thousands of United States dollars, except share amounts)

	2006	2005

Assets
Current assets
Cash and cash equivalents	US$ 11,826	US$ 23,865
Short-term investments	222,209	103,624
Restricted cash	-	43,309
Trade accounts receivable, net of allowance for
doubtful accounts of $11,618 in 2006 and $11,253 in
2005	95,625	70,921
Deferred income taxes	39,271	34,313
Recoverable income taxes	14,110	20,942
Prepaid expenses	8,310	4,801
Other current assets
(2006 includes US$5,184 due from related party)	10,134	5,071

Total current assets	401,485	306,846

Non-current assets
Property and equipment, net	610,552	420,323
Investments in affiliated companies	54,786	2,697
Goodwill	473,769	268,374
Deferred income taxes	175,586	123,281
Judicial deposits	64,307	48,623
Recoverable income taxes	14,921	8,288
Other non-current assets	15,619	11,683

Total non-current assets	1,409,540	883,269

Total assets	1,811,025	1,190,115

	2006	2005

Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable	US$ 64,281	US$ 22,564
Accounts payable to programmers,
(inclusive of US$33,786 and US$30,877 due to related
parties as of December 31, 2006 and 2005)	41,931	34,254
Income taxes payable	10,878	14,617
Sales taxes payable	21,947	15,494
Payroll and related charges	30,578	12,649
Current portion of long-term debt	-	44,961
Interest payable	4,045	17,594
Deferred revenue	52,043	40,261
Accrued expenses and other liabilities	31,394	19,093

Total current liabilities	257,097	221,487

Non-current liabilities
Long-term debt, less current portion	421,283	313,108
Deferred sign-on,hook-up fee and programming benefits	22,987	20,842
Estimated liability for tax, labor and civil claims and assessments	269,616	264,671
Accrued expenses and other liabilities	985	5,018

Total non-current liabilities	714,871	603,639

Total liabilities	971,968	825,126

Commitments and contingencies

Stockholders’ equity
Preferred stock, no par value, shares authorized,
Issued and outstanding (2006 – 181,564,205 and 2005
– 155,982,571)	1,904,876	1,659,711
Common stock, no par value, shares issued and
Outstanding (2006 – 110,675,783 and 2005 –
107,548,340)	947,175	920,514
Additional paid-in capital	106,469	140,222
Accumulated deficit	(1,926,755)	(2,131,436)
Accumulated other comprehensive loss, net	(192,708)	(224,022)

Total stockholders’ equity	839,057	364,989

Total liabilities and stockholders’ equity	US$ 1,811,025	US$ 1,190,115

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.
CONSOLIDATED STATEMENTS OF INCOME
(Thousands of United States dollars, except per share and share amounts)

	Years Ended December 31,

	2006	2005	2004

Total revenue	US$ 1,144,671	US$ 815,941	US$ 574,329
Taxes and other deductions from revenues	(243,768)	(155,276)	(107,125)

Net operating revenue	900,903	660,665	467,204

Programming and other operating costs (exclusive of
depreciation and amortization shown below) including
programming costs of US$252,704 in 2006 (US$199,498
in 2005 and US$152,590 in 2004); and
US$214,098, US$191,698 and US$145,580 of programming
expense with related parties during 2006, 2005 and 2004	(435,981)	(329,705)	(234,370)
Selling, general and administrative expenses	(227,878)	(148,264)	(109,761)
Depreciation and amortization	(74,985)	(68,160)	(56,736)
Other	10,611	2,990	4,430

Total operating costs and expenses	(728,233)	(543,139)	(396,437)

Operating income	172,670	117,526	70,767

Other income (expenses):
Monetary indexation, net	475	(952)	(5,955)
Gain on exchange rate, net	8,576	30,821	31,605
Interest expense	(47,651)	(57,629)	(101,251)
Interest income, (including gain on extinguishment of
liabilities of US$32,951 in 2006 and US$27,168 in 2005)	56,256	43,617	8,587
Financial expense, net	(26,420)	(37,023)	(50,818)
Other income (expenses)	(37)	2,081	1,055

Total other income (expenses), net	(8,801)	(19,085)	(116,777)

Income (loss) from continuing operations before income taxes	163,869	98,441	(46,010)

Income taxes (expense)	40,812	(42,027)	(41,948)

Income (loss) from continuing operations	204,681	56,414	(87,958)
Discontinued operations, net of tax:
Loss from discontinued operations	-	-	(2,040)
Loss from sale	-	-	(5,820)

Total discontinued operations	-	-	(7,860)

Net income (loss)	US$ 204,681	US$ 56,414	US$ (95,818)

Earnings (loss) per common share, basic and diluted:
- Continuing operations	US$ 0.72	US$ 0.22	US$ (1.24)
- Discontinued operations	-	-	(0.11)

Net earnings (loss) per common share basic and diluted	US$ 0.72	US$ 0.22	US$ (1.35)

Earnings per preferred share, basic and diluted:
- Continuing operations	US$ 0.79	US$ 0.25	US$ -
- Discontinued operations	-	-	-

Net earnings per preferred share, basic and diluted	US$ 0.79	US$ 0.25	US$ -

Weighted average number of common shares outstanding, basic and diluted	108,768,946	97,962,719	71,142,536

Weighted average number of preferred shares outstanding, basic and diluted	159,536,115	139,473,358	102,808,812

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
Years Ended December 31, 2006, 2005 and 2004
(Thousands of United States dollars, except share amounts)

						Additional		Accumulated other
	Number of shares issued		Capital stock			paid-in	Accumulated	comprehensive

	Preferred	Common	Preferred	Common	Total	capital	deficit	loss	Total

Balance at December 31, 2003	79,918,946	55,224,756	US$ 1,493,279	US$ 811,737	US$ 2,305,016	US$ 15,027	US$ (2,092,032)	US$ (230,902)	US$ (2,891)
Tax benefit contributed by stockholders	-	-	-	-	-	118,413	-	-	118,413
Foreign currency translation	-	-	-	-	-	-	-	(16,053)	(16,053)
Net loss for the year	-	-	-	-	-	-	(95,818)	-	(95,818)

Balance at December 31, 2004	79,918,946	55,224,756	US$ 1,493,279	US$ 811,737	US$ 2,305,016	US$ 133,440	US$ (2,187,850)	US$ (246,955)	US$ 3,651

Issuance of shares for cash at March 21, 2005	11,994,425	36,716,406	23,075	70,640	93,715	-	-	-	93,715
Exchange of payable for common shares at March 21, 2005	-	12,330,396	-	23,802	23,802	-	-	-	23,802
Issuance of shares for cash at April 20, 2005	58,284,947	-	120,336	-	120,336	-	-	-	120,336
Issuance of shares for cash at May 10, 2005	1,712,283	629,675	3,647	1,341	4,988	3,531	-	-	8,519
Exercise of stock options in August and September, 2005	229,952	-	512	-	512	-	-	-	512
Exchange of tax benefit contributed by Stockholders for shares November 8, 2005	3,842,018	2,647,107	18,862	12,994	31,856	(31,856)	-	-	-
Tax benefit contributed by stockholders	-	-	-	-	-	35,107	-	-	35,107
Foreign currency translation	-	-	-	-	-	-	-	22,933	22,933
Net income for the year	-	-	-	-	-	-	56,414	-	56,414

Balance at December 31, 2005	155,982,571	107,548,340	US$ 1,659,711	US$ 920,514	US$ 2,580,225	US$ 140,222	US$ (2,131,436)	US$ (224,022)	US$ 364,989

Exchange of tax benefit contributed by stockholders for shares May 18, 2006	2,571,494	1,771,730	18,786	12,944	31,730	(31,730)	-	-	-
Tax benefit contributed by stockholders	-	-	-	-	-	(2,023)	-	-	(2,023)
Capital increase November 29, 2006	-	1,346,784	-	13,627	13,627	-	-	-	13,627
Capital increase November 30, 2006	23,010,140	-	226,379	-	226,379	-	-	-	226,379
Capital increase December 4, 2006		8,929	-	90	90	-	-	-	90
Foreign currency translation	-	-	-	-	-	-	-	31,314	31,314
Net income for the year	-	-	-	-	-	-	204,681	-	204,681

Balance at December 31, 2006	181,564,205	110,675,783	US$ 1,904,876	US$ 947,175	US$ 2.852,051	US$ 106,469	US$ (1,926,755)	US$ (192,708)	US$ 839,057

							2006	2005	2004

					Net income (loss) for the year		US$ 204,681	US$ 56,414	US$ (95,818)
					Foreign currency translation		31,314	22,933	(16,053)

					Total comprehensive income (loss)		US$ 235,995	US$ 79,347	US$ (111,871)

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands of United States dollars)

	Years Ended December 31,

	2006	2005	2004

Operating activities
Net income (loss) for the year	US$ 204,681	US$ 56,414	US$ (95,818)
Adjustments to reconcile net income (loss) to net cash provided by
Operating activities:
Deferred sign-on and hook-up fee revenues	5,947	360	695
Amortization of deferred sign-on and hook-up fee revenues	(18,437)	(10,704)	(7,908)
Equity in results of investees	(1,613)	(513)	(1,640)
Non-cash compensation expense	-	-	112
Exchange losses, monetary indexation and interest expense, net	16,293	19,756	115,276
Depreciation and amortization	74,985	68,160	56,736
Deferred income taxes	(83,703)	28,023	9,082
Write off and disposal of assets, net	-	46	7,721
Estimated liability for tax, labor and civil claims and assessments	(38,759)	(15,992)	(9,859)
Increase/decrease in operating assets and liabilities
Trade accounts receivable	(17,732)	(7,598)	(14,915)
Recoverable income taxes	32,729	(6,884)	(4,137)
Restricted cash	33,690	(42,020)	-
Short-term investments	(107,261)	(33,891)	(40,548)
Prepaid expenses and other assets	(1,497)	(10,776)	(9,952)
Accounts payable to suppliers and programmers	36,740	(22,063)	(20,875)
Income taxes payable	(679)	6,872	30,342
Payroll and related charges	12,671	(5,100)	4,466
Sales taxes, accrued expenses and other liabilities	41,401	2,737	6,849

Net cash provided by operating activities	189,456	26,827	25,627

Investing activities
Acquisition of investments
and advances to related companies, net of repayments	(1,952)	-	79
Acquisition of property and equipment	(235,634)	(86,222)	(43,377)
Proceeds from sale of equipment	13,886	12,805	20,029

Net cash used in investing activities	(223,700)	(73,417)	(23,269)

Financing activities
Short-term debt
Issuances	2,383	75,633	-
Repayments	(201,103)	(84,859)	(193)
Long-term debt
Issuances	421,406	200,571	-
Repayments	(216,954)	(409,941)	-
Capital contributions in cash	13,811	223,082	-

Net cash provided by (used in) financing activities	19,543	4,486	(193)

Effect of exchange rate changes on cash and cash equivalents	2,662	5,483	9,537

Net increase in cash and cash equivalents	(12,039)	(36,621)	11,702
Cash and cash equivalents at beginning of the year	23,865	60,486	48,784

Cash and cash equivalents at end of the year	US$ 11,826	US$ 23,865	US$ 60,486

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 18,378	US$ 10,586	US$ 4,775
Cash paid for interest	US$ 47,999	US$ 61,841	US$ -

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Thousands of United States dollars)

1. The Company and its Principal Operations

Net Serviços de Comunicação S.A. and its subsidiaries referred to as “Net Serviços” or “the Company” is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies and is the leading cable television Multiple System Operator (MSO) in Brazil. Net Serviços’ shares are traded on the São Paulo and Madrid Stock Exchanges, and Net Serviços’ American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Teléfonos del México S.A. de C.V. (Telmex), jointly provides voice service under the “NET FONE” brand name.

Acquisition of a minority interest in Vivax

On October 11, 2006, the Company and certain shareholders of Vivax S.A. (“Vivax”) entered into agreements, whereby the Company initially acquired a minority interest and subsequently intends to acquire control of Vivax.

This transaction is subject to the prior approval of the Brazilian National Telecommunications Agency – ANATEL.

On November 30, 2006, the Company consummated the acquisition of a 36.7% minority interest in Vivax. As consideration for this acquisition Net issued 23,010,140 preferred shares to Horizon Telecom International LLC (HTI), out of which 2,988,032 shares were transferred to minority stockholders of NET upon their exercise of the preference rights. As part of the transaction, Globo, Embratel and their respective subsidiaries have agreed to waive their preemptive rights in respect to the preferred shares.

Upon completion of this initial step, the Company currently holds 22.1% indirect ownership interest in Vivax through Brasil TV Cabo Participações S.A. (BTVC), and 14.6% direct interest in Vivax. Mr. Fernando Norbert continues to indirectly control Vivax through BTVC, until the effective approval by Anatel and the consummation of the transfer of control.

The acquisition cost totaled US$231,403 based on the market price of the Company’s preferred shares at the date the transaction was announced. The transaction resulted in the recognition of goodwill in the amount of US$180,602 largely attributed to expected future profits.

NET SERVIÇOS DE COMUNICAÇÃO S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

1. The Company and its Principal Operations (Continued)

Acquisition of a minority interest in Vivax (Continued)

Globo and Embratel and their respective subsidiaries have their preemptive rights in respect to the preferred shares.

The Company holds the following direct and indirect subsidiaries and equity investees in ownership percentages at December 31:

	2006		2005

	Direct	Indirect	Direct	Indirect

Consolidated entities
Multicanal Telecomunicações S.A. (*)	-	-	99.96	0.04
Net Belo Horizonte Ltda.	-	100.00	-	100.00
CMA Participações Ltda. (*)	-	-	100.00	-
Jonquil Ventures Ltda.	100.00	-	100.00	-
Net Brasília Ltda.	-	100.00	-	100.00
Net Rio Ltda.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.40	2.60	97.87	2.13
Net Campinas Ltda.	-	100.00	-	100.00
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos Ltda.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participação Ltda.	26.94	73.06	26.94	73.06
Net Anápolis Ltda.	-	100.00	-	100.00
Net Bauru Ltda.	-	100.00	-	100.00
Net Campo Grande Ltda.	-	100.00	-	100.00
Net Goiania Ltda.	-	100.00	-	100.00
Net Piracicaba Ltda.	100.00	-	0.08	99.92
Net Ribeirão Preto Ltda.	-	100.00	-	100.00
Net São José do Rio Preto Ltda.	-	100.00	-	100.00
Net Sorocaba Ltda.	-	100.00	-	100.00
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	100.00	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Joinville Ltda.	-	100.00	-	100.00
Net Florianópolis Ltda.	-	100.00	-	100.00
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
TV Cabo Criciúma Ltda.	-	60.00	-	60.00
Net Curitiba Ltda.	-	100.00	-	100.00
Net Londrina Ltda.	-	100.00	-	100.00

Equity investees:
TV Cabo e Comunicações Jundiaí S.A. (Jointly controlled)	50.00	-	50.00	-
Brasil TV Cabo Participações S.A. (**)	82.81	-	-	-
Vivax S.A.	14.57	22.14	-	-

(*) As part of its ongoing corporate restructuring plan, certain dormant companies identified with in the table above were merged.
(**) BTVC is controlled by Mr. Fernando Norbert who holds 51% of its voting shares.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

2. Basis of Presentation

The consolidated financial statements of Net Serviços, have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), using the U.S dollar as the reporting currency.

The accounting principles adopted under USGAAP differ in certain respects from those required under Brazilian GAAP (BRGAAP), used to prepare the statutory financial statements as filed with the “Comissão de Valores Mobiliários” (Brazilian Securities Commission or “CVM”).

The accounts of the Company are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards “SFAS” 52 “Foreign Currency Translation” using the real as the functional currency. The assets and liabilities are translated from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date and revenues, expenses, gains and losses are translated using the average exchange rates for the period. The translation gain or loss is included in the Cumulative Translation Adjustments (CTA) component of stockholders’ equity, and in the statement of comprehensive income (loss) for the period in accordance with the criteria established in SFAS 130 “Reporting Comprehensive Income”.

The exchange rate of the Brazilian Real (R$) to the US$ was R$2.1380:US$ 1.00 at December 31, 2006, R$2.3407:US$ 1.00 at December 31, 2005 and R$2.6544:US$ 1.00 at December 31, 2004. At February 1, 2007 the exchange rate was R$2.1093:US$ 1.00.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

3. Significant Accounting Policies

a) Basis of consolidation

The consolidated financial statements include the accounts of Net Serviços and its wholly-owned subsidiaries as listed in Note 1. All significant intercompany accounts and transactions have been eliminated in consolidation.

b) Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to these estimates and assumptions include the residual value and estimated useful lives of property and equipment, allowance for doubtful accounts, inventories, recoverability of deferred income tax assets, provision for contingencies, goodwill impairment testing and valuation of derivative instruments. Actual results could differ from estimates. The Company reviews the estimates and assumptions quarterly.

c) Revenue recognition

Revenue includes fees from subscription service, connection fees, pay-per-view, high-speed data and phone services. Revenue is recorded in the month the services are provided. The sign-on and hook-up revenue and the related direct selling expenses are deferred and amortized over six years, which represents the estimated average period that subscribers are expected to remain connected to the system.

Taxes and other deductions from revenues consist primarily of:

  ICMS value-added tax - The ICMS tax is a value-added tax levied at a rate of 25%. However, for subscription revenues and sign-on and hook-up fees in each of the Brazilian states in which the Company and its subsidiaries operate, the ICMS tax is levied at a rate of 10%, except Rio Grande do Sul, where the rate is 12%.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

c) Revenue recognition (Continued)

  ISS municipal tax - The ISS tax is a municipal tax on services that is levied at a maximum rate of 5.0% (some municipalities have lower rates) on certain services, such as maintenance and other technical activities.
  PIS-related federal tax - A federal tax related to the PIS is levied at a rate of 0.65% on revenues derived from pay-television, telecommunication and broadband services and at a rate of 1.65% on revenues derived from all other services.
  COFINS federal social security tax - The COFINS is a federal social security tax that is levied at a rate of 3.0% on revenues derived from pay-television, telecommunication and broadband services and at a rate of 7.6% on revenues derived from all other services.
  FUST and FUNTEL taxes - The FUST and FUNTEL are taxes based on gross service revenues, excluding canceled sales and other taxes, over the amounts charged to our subscribers. The FUST and FUNTEL are levied at the rates of 1.0% and 0.5%, respectively.

d) Advertising and marketing expenses

Advertising and marketing costs are expensed as incurred and amounted to US$51,320, US$46,070 and US$29,055 for the years ended December 31, 2006, 2005 and 2004, respectively, which are reflected in the consolidated statement of operations under “selling, general and administrative expenses”.

e) Cash and cash equivalents and short-term investments

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. The cost of these investments approximates fair value.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

e) Cash and cash equivalents and short-term investments (Continued)

Short-term investments

The Company accounts for its investment securities having a quoted market price (other than those accounted for under the equity method) in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”.

f) Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and do not bear interest. The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses arising on collection of accounts receivable.

g) Investments

Investments in which the Company has ownership interests of 50% or less are accounted for by the equity method. The Company adopts the equity method of accounting for investments in TV Cabo e Comunicações de Jundiaí S.A., Vivax S.A. and Brasil TV a Cabo Participações S.A.. The Company makes advances to its equity investee under stockholder agreements whereby the Company is committed to finance its share of the development of the investee’s operations. Periodically these advances are capitalized.

h) Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Cable plant includes amounts capitalized for direct labor, overhead and financial expenses attributed to the construction of the network during the prematurity and construction period phase. Cable plant costs also include hook-up costs and installations at subscribers’ residences including those of providing high-speed Internet and phone services. Materials to be used for the construction of the cable plant are recorded under property and equipment.

Depreciation of property and equipment is computed using the straight-line method, over estimated economic useful lives as follows: Cable network – 12 to 15 years; Decoders and Cable modem – 10 years; Optic fiber – 15 years; Buildings - 25 years; Leasehold improvements, Installations, Fixtures and fittings and Other equipment - 5 to 10 years; Vehicles and Data processing equipment - 5 years.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

i) Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

j) Goodwill and impairment testing of goodwill

The Company annually evaluates the carrying value of goodwill using a consistent discounted cash flow model. The use of a discounted cash flow model involves significant judgmental assumptions and estimates about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on Company’s budget and business plans, as approved by its Board of Directors, as well as on comparable market analyses. The discount rate assumption is based on the weighted average cost of capital (WACC). When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not deemed impaired and the second step of the impairment test is not performed.

If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined based on the allocated fair value of the assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

The Company’s evaluation of goodwill resulted in no impairment losses for all periods presented.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

k) Estimated liability for tax, labor and civil claims and assessment

The accrual for estimated liability for tax, labor and civil claims and assessments involves considerable judgment on the part of management. The Company is subject to various claims, legal, civil and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. The Company accrues such liabilities when it determines that losses are probable and can be reasonably estimated. The Company’s judgment is based on the opinion of its internal and external legal advisors. The balances are adjusted to account for changes in circumstances in ongoing issues and the establishment of additional reserves for emerging issues. Actual results could differ from estimates.

l) Income taxes

Income taxes are provided using the liability method prescribed by SFAS 109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the tax effect of net operating loss carryforwards, the net tax effects of temporary differences between the carrying amount of assets and liabilities recognized in the financial statement and the tax basis, as well as the effects of adjustments made to reflect the requirements of US GAAP, determined under enacted tax laws and rates.

The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Valuation allowances are established when management determines that it is more likely than not that deferred tax assets will not be realized. The realization of net operating loss carry forwards acquired in business combinations accounted for using the purchase method of accounting is recorded as a reduction of goodwill. The realization of tax benefit contributed by stockholders, as described in Note 10, is recorded as additional paid-in capital.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

m) Derivative contracts

To help mitigate overall foreign currency risk, the Company primarily uses foreign exchange contracts. The Company recognizes all derivative financial instruments as non-hedge transactions. The derivative instruments are measured at fair value and the gains or losses resulting from the changes in fair value of the instruments are recorded in financial expense, net.

n) Earnings (loss) per share calculations

Preferred stock participates with a 10% premium over common stock in the distribution of earnings and has preference over common shares upon liquidation; thus, preferred stock is considered not to be a common stock equivalent in sharing loss. Per share calculations reflect the weighted average number of shares outstanding during the period, retroactive effect being given for all periods presented for share conversions, splits and reverse splits. Employee options to purchase shares of the Company, equal to 3,449,275 shares were fully exercised during the third quarter 2005; and were excluded from the calculation of diluted income (loss) per share, since they would be anti-dilutive. The Company computed earnings per share in accordance with the provisions of Emerging Issues Task Force (EITF) 03-6, Participating Securities and the Two-Class Method under SFAS 128 (Earnings per Share). The EITF consensus on Issue 4 thereto states that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual losses of the security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share losses of the issuing entity on a basis that was objectively determinable.

The holder of a participating security would have a contractual obligation to shares losses if either (a) the holder is obligated to fund the losses of the issuer or (b) the contractual principal or mandatory redemption amount of the participating security is reduced as a result of losses incurred by the issuer.

The Company’s preferred shares do not have an obligation to share losses, due to their liquidation preference and based upon the above conditions. Accordingly, the weighted average number of shares used for purposes of computing earnings per share in periods of net loss would exclude the preferred shares.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

3. Significant Accounting Policies (Continued)

n) Earnings (loss) per share calculations (Continued)

In connection with the Company’s private offering described in Note 10, the Company offered all existing stockholders to purchase shares at a price of R$0.35 per share, which was below the fair value of those shares at the date of the offer. The offer to stockholders to purchase securities below fair value of the shares constitutes a rights issue, which is somewhat similar to a stock dividend, as stated by SFAS 128. As the rights issue was offered to all existing stockholders, basic and diluted earnings per share amounts presented for comparative purposes have been restated to give recognition to the bonus element embedded in the offer in compliance with SFAS 128.

o) Comprehensive income (loss)

Comprehensive income (loss) is recorded in accordance with SFAS 130 and presented in the consolidated statements of changes in stockholders’ equity and comprehensive income (loss). The comprehensive income (loss) includes the translation adjustments included in the “CTA” component of stockholders’ equity.

p) Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, Accounting for Contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The adoption of FIN 48 did not have an impact on the Company’s consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

4. Recoverable Income Tax

	2006	2005

Withholding income taxes	US$ 29,031	US$ 29,230
Current portion	US$ (14,110)	US$ (20,942)

Non-current portion	US$ 14,921	US$ 8,288

Recoverable income tax comprises income tax withheld on financial investments and is available to be offset against other similar income taxes payable. The Company and its operating subsidiaries offset recoverable income taxes against liabilities related to payroll tax withheld from employees.

5. Investments and Advances to Equity Investee

Investments in affiliated companies consists of the following:

	Ownership
	interest
	(Direct)	December, 31

	2006	2006	2005

TV Cabo e Comunicações Jundiaí S.A.	50%	US$ 3,189	US$ 2,697

Vivax S.A.	14.57%	20,484	-

Brasil TV Cabo Participações S.A.	82.81%	31,113	-

		US$ 54,786	US$ 2,697

The Company accounts for its investments in Vivax and BTVC using the equity method of accounting. As described in note 1, BTVC continue to be controlled by Mr. Fernando Norbert who holds 51% of its voting shares. At December 31, 2006, the Company’s direct and indirect investment in Vivax amounted to US$51,597 and included an equity gain of US$796. The transaction resulted in the recognition of goodwill in the amount of US$180,602 largely attributed to expected future profits.

The aggregate value of Company´s investment on Vivax based on quoted market price as at December 31, 2006 is US$246,397.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

5. Investments and Advances to Equity Investee (Continued)

The summarized financial information of Vivax and BTVC as of December 31, 2006 and 2005 is as follows:

	BTVC		Vivax

	2006	2005	2006	2005

Current assets	US$ 18	US$ -	US$ 61,788	US$ 9,259
Non-current assets	36,977	6,300	230,359	197,042
Current liabilities	6	32	21,773	27,120
Non-current liabilities	42	26,452	131,635	155,613

	BTVC			Vivax

	2006	2005	2004	2006	2005	2004

Gross revenues	US$ -	US$ -	US$ -	US$ 172,242	US$ 128,855	US$ 91,026
Gross profit	-	-	-	57,408	42,021	18,722
Net income (loss)	10,548	4,742	(4,844)	28,763	8,061	(24,729)

6. Goodwill

On December 31, 2006 and 2005, the annual dates on which the Company performed its annual impairment test, the Company concluded that no impairment charges were required.

A summary of changes in the Company’s goodwill for the years ended December 31, 2006 and 2005 is as follows:

Balance at December 31, 2004	US$ 270,821
Deferred income tax	(36,276)
Currency translation	33,829

Balance at December 31, 2005	268,374
Deferred income tax	(664)
Currency translation	25,457
Acquisition of Vivax / BTVC	180,602

Balance at December 31, 2006	US$ 473,769

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

6. Goodwill (Continued)

The deferred income tax amounts represent the tax benefit of the pre-acquisition net operating loss carry forwards of acquired businesses accounted for using the purchase method of accounting, which has the impact of reducing goodwill.

The translation results were included in the Cumulative Translation Adjustment (CTA) component of stockholders’ equity and in the statement of comprehensive income (loss) for the years.

The initial allocation of the purchase price of Vivax resulted in the recognition of goodwill in the amount of US$180,602 represented by the excess of the purchase price of the acquired business over the fair value of underlying tangible and intangible assets that is attributed to expected future profits.

7. Property and Equipment, Net

At December 31, property and equipment consisted of:

		2006		2005

		Accumulated	Net book	Net book
	Cost	depreciation	value	value

Cable network	1,342,533	(839,935)	502,598	US$ 347,329
Data processing equipment	136,726	(101,736)	34,990	31,227
Buildings and improvements	12,386	(8,770)	3,616	2,413
Fixtures, fittings and installations	13,871	(10,018)	3,853	3,742
Vehicles	2,332	(2,127)	205	139
Other	61,348	(32,466)	28,882	10,211

	1,569,196	(995,052)	574,144	395,061
Cable construction materials	35,016	-	35,016	24,020
Land	1,392	-	1,392	1,242

Total property and equipment, net	1,605,604	(995,052)	610,552	US$ 420,323

Total depreciation expense for property and equipment was US$86,172, US$67,845 and US$56,171 for 2006, 2005 and 2004, respectively. Accumulated depreciation at December 31, 2005 was US$869,722.

The Company has capitalized US$ 4,643 related to in house software development.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

7. Property and Equipment, Net (Continued)

Company management, based on the estimated average period that subscribers are expected to remain connected to the system, has revised the amortization of sign-on and hook-up fee revenue and related direct selling expenses as of January 1, 2006 reducing the amortization period from ten to six years. The impact of this change in estimate was a net increase in sign-on and hook-up fee revenue of approximately US$1,366 in the Company’s net income for the year ended December 31, 2006.

8. Related Party Transactions

On February 8, 2006, the Company and Embratel, executed a Memorandum of Understanding that outlines the business model for offering an Embratel voice product to current and potential Company’s subscribers under revenue sharing for using the Company's bidirectional network. On implementing this business model, the Company is providing integrated video, broadband and voice (triple play) services. Revenue arising from this service amounted to US$3,133 for the year ended December 31, 2006.

During the year ended December 31, 2006, the Company received an advance payment from Embratel – Empresa Brasileira de Telecomunicações S.A. in the amount of US$8,654 for the rental of fiber optics. The deferred rental revenue is recognized monthly based on the rental terms of 10 years.

Other transactions involving the Company and companies related to Embratel Participações S.A, such as: link vírtua, voice channel, fixed telephone and click 21, are registered at prices believed to be at market conditions. The amounts paid to Embratel Participações S.A. for these services during 2006 totaled US$20,740 and US$4,900 in 2005.

The Company’s programming guide is produced by Editora Globo S.A., a publishing company related to Globo at rates believed to be at market value. The amounts paid to Editora Globo S.A. during the years ended December 31, 2006, 2005 and 2004 were US$5,887, US$5,574 and US$4,816, respectively.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

9. Long-term Debt

Debt is comprised of:

	December 31,	December 31,
	2006	2005

Debentures - 6th public issuance	US$ 271,283	US$ -
Senior facilities – SFAS 15	-	78,798
Senior secured debentures – SFAS 15	-	41,397
Net Sul notes – SFAS 15	-	38,605
Non-convertible debentures – 5th public issuance	-	199,269

	271,283	358,069
Perpetual notes	150,000	-
Less current portion	-	(44,961)

Long-term debt	US$ 421,283	US$ 313,108

Perpetual notes

On November 28, 2006 the Company issued 9.25% (guaranteed Perpetual notes (Perpetual notes) amounting to US$150,000. The Perpetual notes were issued in fully registered certificated form without coupons, and only in denominations of US$100 and integral multiples of US$1. These notes may be redeemed at the option of the Company, in whole but not in part, on any interests payment date on or after November 27, 2009 at 100% of the principal amount thereof, plus accrued and unpaid interest and any additional amounts payable. The Company will pay interest quarterly in arrears on each interest payment date of each year commencing February 28, 2007.

The Perpetual notes are jointly guaranteed by all Company's wholly-owned subsidiaries except for Jonquil Ventures Ltda.. TV Cabo Criciúma Ltda., in which the Company has 60% ownership is also a non-guarantor consolidated subsidiary. The separate guarantors financial statements have not been presented as the amounts for these subsidiaries are immaterial.

Debentures program

On December 27, 2006, the Company completed its 6th debenture issue by offering 58,000 simple debentures, of the nominal book entry, single series, par value, non-secured and subordinated type in the amount of US$ 271,283 (R$580,000). The costs of issuance of the debentures in the amount of US$ 1,731, were capitalized and will be amortized over the seven year-term of the debentures.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

9. Long-term Debt (Continued)

Debentures program (Continued)

The 6th debenture bear interest at the CDI rate plus 0.7%, payable semi-annually in arrears annually on June 1 and December 1. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The principal amount of these debentures will be repayable in four annual installments commencing on December 1, 2010, with the final installment of principal due in December 2013. Subject to an optional prepayment provision, the Company may prepay the debentures at any time, with a premium no greater than 0.50%, which premium shall decrease linearly to zero at its maturity.

The Company is in compliance with all terms and conditions of its debt instruments.

The long-term debt maturities, excluding the Perpetual notes, which have no scheduled maturity, are as follows:

Year falling due:	Consolidated

2010	US$ 67,821
2011	67,821
2012	67,821
2013	67,820

Total	US$ 271,283

Debt prepayment

As part of management liquidity strategy, in December 26, the Company prepaid the debentures issued in September 2005 at a premium to holders of US$1,484, which was recognized in current earnings as interest expense.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

9. Long-term Debt (Continued)

Debt prepayment (Continued)

The restructured debt held by creditors who directly or indirectly participated in the issuance of the 5th public debentures (i.e. Banco ItaúBBA, Unibanco, Banco Bradesco and other restructured debenture holders), was accounted for according to EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”. According to EITF 96-19, if it is determined that the original and new debt instruments are not substantially different (being such limit calculated as a difference in the present value of future cash flows greater than 10%), then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows.

The Company determined that the instruments were not substantially different, accordingly such debt continued to be accounted for according to SFAS 15, using revised estimates of future cash flows. The pre-payment of the restructured debt related to the 5th public debentures, which occurred on December 27, 2006, resulted in a gain on debt extinguishment in the amount of US$32,951.

Restructured debt

On March 22, 2005, the Company’s debt restructuring was consummated, with creditors representing 98% of the total outstanding debt accepting the Company’s proposal (100% as of December 31, 2005).

The debt restructuring terms included concessions by holders of the Company’s debt, who agreed to exchange their debt for new debt with extended maturity dates, more favorable interest rates and lower currency exposure for the Company; and also included a waiver of the default penalties and additional interest due under the Company’s previous debt instruments. Accordingly, the debt restructuring was accounted for as a troubled debt restructuring in accordance with SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.”

On September 14, 2005, the Company issued Non-Convertible Debentures 5th Public Issuance amounting to US$279,000 (R$650,000 equivalent at that date), the proceeds from which were used to prepay the restructured debt.

In September and October 2005, using the resources obtained from the new debt, the Company prepaid a total principal amount of US$234,172 and paid the scheduled interest of US$6,092 related to the restructured debt.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

9. Long-term Debt (Continued)

Restructured debt (Continued)

Such prepayment has been accomplished within a schedule designed by the Company, respecting the characteristics of each debt, and was concluded on April 5, 2006, when the Net Sul Senior Secured Fixed and Floating Rate Notes in the amount of US$37,540 were liquidated.

10. Stockholders’ Equity

The Company is a stock corporation incorporated under the laws of Brazil. As of December 31, 2006, the Company had 110,675,783 shares of voting common stock and 181,564,205 shares of preferred stock authorized, issued and outstanding. According to the Company’s bylaws, the capital can be increased up to R$5,000,000 through the issuance of common or preferred shares.

The preferred shares outstanding have no class designation, are not convertible into any other security and are non-voting, except under the limited circumstances provided under Brazilian law. Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of our common shares. In addition, the Bovespa Level 2 of Differentiated Corporate Governance Practices, which the Company comply with, provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions and changes in control. The Company’s by-laws require the purchaser to offer to holders of both common and preferred shares 100% of the price paid for each share in the controlling stake.

Stockholders of common and preferred shares are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. The preferred shares carry the right to receive in cash a dividend amount of 10% over the dividend available for distribution on the common shares. The Company’s local Brazilian Statutory Financial Statements presented a net income corresponding to US$ 38,322 for the year ended December 31, 2006 and accumulated losses of US$1,491,272 as of December 31, 2006.

The Company is controlled by Globo Comunicação e Participações S.A. “Globo”, through GB Empreendimentos e Participações S.A. “GB”, which holds 51% of the common shares of the Company.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

10. Stockholders’ Equity (Continued)

The following table sets forth the ownership and the percentages of the Company’s voting (common) and non-voting (preferred) shares at December 31, 2006 and December 31, 2005:

	2006			2005

	Common	Preferred	Total	Common	Preferred	Total

Globo Group:
GB Empreendimentos
e Participações S.A.	26.0%	-	9.8%	26.0%	-	10.6%
Distel Holding S.A.	8.8%	-	3.3%	9.4%	-	3.8%
Roma Participações
Ltda.	-	-	-	1.5%	8.8%	5.8%
Globo Comunicação e
Participações S.A.	1.5%	-	0.6%	-	-	-
Telmex Group:
GB Empreendimentos
E Participações S.A.	25.0%	-	9.5%	25.0%	-	10.2%
Empresa Brasileira de
Telecomunicações S.A	1.9%	8.6%	6.1%	-	-	-
Embratel Participações
S.A.	36.2%	6.6%	17.8%	37.4%	7.7%	19.8%
Public Market	0.6%	84.8%	52.9%	0.7%	83.5%	49.8%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of shares	110,675,783	181,564,205	292,239,988	107,548,340	155,982,571	263,530,911

Until February 1, 2005, the relationship among controlling stockholders of Net Serviços was defined in the stockholders’ agreement entered on July 11, 2002. In 2005, in connection with the Company’s debt restructuring, a series of transactions among shareholders resulted in the celebration of a new shareholders agreement between Globo Comunicação e Participações S.A. and Teléfonos de México, S.A. de C.V. (Telmex).

On April 28, 2006, at the Extraordinary General Meeting, the shareholders approved the reverse split of each common and preferred share lot of 15 shares to 1 share. In conjunction with this reverse split on the preferred shares, the ADR ratio changed from 1 ADR to 10 preferred shares to a new ratio of 1 ADR to 1 preferred share, effective on August 1, 2006. All references to shares and per share amounts have been restated to reflect this reverse split.

On November 29 and December 4, 2006, the Company issued 1,355,713 common shares in the amount US$13,717 and on November 30, 2006 issued 23,010,140 preferred shares with a market value of US$226,379 at the date the Vivax transaction was completed pursuant to the acquisition of its minority interest in Vivax.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

10. Stockholders’ Equity (Continued)

2005 transactions

On March 21, 2005, the Company issued 45,440,344 common shares to Globopar, Distel Holding S.A. (Distel), Roma Participações Ltda. (Romapar), and UGB Participações S.A. (collectively referred to as Globo) and 3,606,424 common and 11,993,770 preferred shares to Latam do Brasil Participações S.A. (Latam), indirectly controlled by Telmex at a price of US$1.93 per share (equivalent to R$5.27 at March 21, 2005). At the same date, Globopar and Telmex through Latam, announced that Latam acquired 4,009,219 common shares issued by the Company from Globopar, representing 7.26% of Company’s voting capital, at the total price of R$54,124.

On April 20, 2005, the Company completed a private offering of shares in connection with its debt restructuring with 49,046,802 common shares and 70,279,372 preferred shares subscribed. The remaining 629,675 common shares and 1,712,283 preferred shares not subscribed as part of the private offering were subsequently subscribed through a public offering at the Bovespa (Brazilian Stock Exchange) on May 9, 2005 at a price of US$3.15 per share (equivalent to R$7.73 at that date) and US$3.90 (equivalent to R$9.57 at that date), respectively.

As approved by the Company’s Board of Directors, a group of the Company’s top executives directly involved with the debt renegotiation process was granted stock-options for 229,952 shares of the Company’s shares that fully vested upon the successful completion of the debt restructuring. The exercise price of the stock-options was the same price of US$2.23 per share (equivalent to R$5.22 at December 31, 2005) agreed with creditors in connection with the shares issued as part of the debt restructuring. The exercise period was determined to be two years as from May 10, 2005. During the third quarter 2005 the executives entitled to the benefit fully exercised their rights.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

10. Stockholders’ Equity (Continued)

As a result of certain ownership reorganization at its controlling stockholder level, on August 31, 2001, the Extraordinary Stockholders meeting approved the down-stream merger of Globotel Participações S.A. With this merger, Net Serviços succeeded the merged Company in the right of amortizing for Brazilian local statutory and tax purposes a premium of US$156,515 generated at the acquisition of its ownership in Net Serviços and certain of its subsidiaries. The amortization of this premium for local statutory purposes results in future tax benefit for Net Serviços and its subsidiaries over an estimated period of up to six years. On May 18, 2006, the Company issued, as compensation for benefits realized, 1,771,730 common and 2,571,494 preferred shares, at a price corresponding to US$7.31 per share totaling US$31,730. On December 9, 2005, additional 2,647,107 common and 3,842,018 preferred shares at price corresponding to US$7.31 per share totaling US$31,730. On December 9, 2005, additional 2,647,107 common and 3,842,018 preferred shares, at a price corresponding to approximately US$4.91 per share were issued in respect to the previously contributed tax benefits realized.

11. Income Taxes

Income taxes in Brazil include federal income tax and social contribution.

	Years ended December 31,

	2006	2005	2004

Current income tax	US$ (11,122)	US$ (14,004)	US$ (6,343)
Deferred income tax	51,934	(28,023)	(35,605)

Income tax (expense) credit	US$ 40,812	US$ (42,027)	US$ (41,948)

The statutory rates applicable for federal income tax and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34%, for 2006, 2005 and 2004.The amounts reported as income tax expense in the consolidated statements of operations are reconciled to the statutory rates as follows:

Income (loss) from continuing operations	US$ 163,869	US$ 98,441	US$ (46,010)
Statutory composite tax rates	34.00%	34.00%	34.00%

Tax benefit (expense) at statutory rates	(55,715)	(33,469)	15,643
Adjustments to derive effective rate:
Adjustments from BRGAAP to USGAAP
Income and social tax on permanent differences USGAAP	19,730	(6,415)	(34,923)
Income and social tax on permanent differences BRGAAP	24,863	8,576	70,153
Tax benefit of transaction with stockholder	(33,735)	(32,044)	27,186
Differences between US GAAP x BR GAAP	40,796	(55,861)	47,197
Other	39	(1,120)	(556)
Decrease (increase) in valuation allowance	44,834	78,306	(166,648)

Income tax (expense) credit	US$ 40,812	US$ (42,027)	US$ (41,948)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

11. Income Tax (Continued)

The net deferred tax asset is comprised as follows:

	2006	2005

Deferred tax assets:
Tax loss carryforwards	US$ 531,565	US$ 469,866
Tax benefit of transaction with stockholder	59,613	99,368
Accrued expenses – not currently deductible	20,434	17,459
Change in functional currency	(2,385)	13,702
Deferred hook-up revenue charges	4,267	6,674

	613,494	607,069
Deferred tax liabilities:
Property and equipment	44,337	(3,910)

	44,337	(3,910)

Net deferred tax assets	657,831	603,159
Valuation allowance	(442,974)	(445,565)

Net deferred tax asset	214,857	157,594
Current assets	(39,271)	(34,313)

Non-current assets	US$ 175,586	US$ 123,281

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carry forwards in a given year to 30% of taxable income. At December 31, 2006 and 2005, the Company and its subsidiaries had tax loss carry forwards of US$1,720,281 and US$1,338,456, respectively.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

11. Income Tax (Continued)

The valuation allowance related to the tax loss carry forwards and temporary differences was established for the portions or all of deferred tax assets whose realization can not be assessed as more likely than not.

12. Commitments and Contingencies

a) Commitments

The Company and some of its subsidiaries entered into long-term rental agreements for the office space of their corporate offices and use of lamp poles. Future minimum rental payments required under operating leases as of December 31, 2006 are as follows:

	Office	Lamp
	Spaces	Poles	Total

2007	US$ 3,640	US$ 19,518	US$ 23,158
2008	3,786	20,303	24,089
2009	3,956	21,215	25,171

Total	US$ 11,382	US$ 61,036	US$ 72,418

Rental expenses for the years ended December 31, 2006, 2005 and 2004 were US$24,347, US$20,933 and US$16,974, respectively.

The Company and some of its consolidated subsidiaries listed below provided guarantees to the State and Federal tax authorities in form of letters of credit, under tax claims being litigated.

The guarantees letters are as follows:

	2006	2005

Net Rio Ltda.	27,597	14,617
Net Campinas Ltda.	6,793	6,205
Net Serviços de Comunicação S.A.	3,493	1,015
Net São Paulo Ltda.	1,104	-
Other	890	441

	39.877	22.278

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

12. Commitments and Contingencies (Continued)

b) Contingencies

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

At December 31, estimated liability for tax, labor and civil claims and assessments is comprised as follows:

	December 31, 2006	December 31, 2005

Tax related matters	US$ 249,081	US$ 242,289
Labor related claims	8,327	12,852
Civil related claims	12,208	9,530

Total	US$ 269,616	US$ 264,671

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made related thereto is US$64,307 (US$48,623 in 2005), which is available to offset payments required under ultimate unfavorable court decisions.

Labor proceedings arise primarily from employees of subcontractors, in conjunction with the high turnover in the industry. Management has recorded estimated probable losses arising from these proceedings.

Civil proceedings arise in the normal course of business corresponding mainly to indemnifications for moral and material damages sought by subscribers, as well as public lawsuits related to the revision of certain provisions of the cable subscription agreement and subscription price realignment. Management has recorded estimated probable losses on civil proceedings.

Following is a description of the Company’s major tax related matters:

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

12. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to Financial Operations Tax (IOF) charges. However, in view of certain adverse court decisions as to the applicability of this law, management has recorded estimated liabilities of approximately US$47,111 (US$64,944 in 2005).

The Company and its subsidiaries have questioned, in court, the incidence of PIS and COFINS social fund contributions on their revenues. At December 31, 2006, US$65,239 (US$55,149 in 2005) refer to amounts recorded under litigation.

The subsidiary Net Rio Ltda. received a tax assessment notice from the State Tax Authority in the amount of US$24,149 (US$26,487 in 2005) relating to the state sales tax (ICMS). The assessment is based on the Tax Authorities understanding that as a result of delaying the payment of the ICMS tax during the period from November 2001 to October 2002, the Company lost its rate reduction benefit. Management, supported by the opinion of its external legal counsel, has presented its defense against the assessment. Management understands that the Company has meritorious and substantial defense arguments. Estimated losses related to this assessment amounts to US$12,439 (US$10,288 in 2005).

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99, which authorized a reduction in the ICMS tax rate on subscription television services as compared to the ICMS tax rate on other telecommunication services of 25%. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the rate of 12% and is making judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. At December 31, 2005, court deposits and accrued liabilities under litigation amounts to US$17,249 (US$13,883 in 2005).

The subsidiary Net Rio Ltda. is challenging in court the collection of ICMS in the period from December 1996 to September 1999 and offered as a guarantee its cable network. Management has recorded estimated losses arising from this dispute in the amount of US$3,045 (US$1,844 in 2005).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

12. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

Certain operating subsidiaries are challenging in court the taxation of their broadband Internet access services, claiming that this activity integrates the subscriptions TV services as regulated by Anatel and therefore should be subject to the same ICMS tax rate reduction benefits. The Company has been depositing in court the tax amounts due and made reserves in the amount of US$10,864 (US$10,014 in 2005).

The subsidiary Net São Paulo Ltda. is defending itself from two federal tax assessments related to the deductibility of expenses in 2003. The Company has recorded estimated losses in the amount of US$5,204 (US$4,292 in 2005) related to these assessments.

Actions have been brought against the Company and some of its subsidiaries relating to amounts allegedly due with respect to the full offsetting of net operating losses obtained prior to the limitation to 30% was established. Management has recorded estimated losses in the amount of US$4,078 (US$3,388 in 2005).

In 1999, the Company has requested injunctions aiming the non-collection of Withholding Tax over hedge gains in the amount of US$11,605 (US$10,600 in 2005). All injunctions have so far been accepted in court, authorizing the non-collection of said tax. The Company does not record such potential obligation in view that, in case of an unfavorable decision, the withheld amount will be accounted for as tax credit.

The subsidiary DR Empresa de Distribuição e Recepção de TV Ltda. is defending itself from a federal tax notice related to divergences in the classification in the table of excise tax incidence applied on imported products. Management has recorded potential losses of US$3,104 (US$1,400 in 2005).

In September 2003, the subsidiary Net Rio Ltda. received a tax assessment notice from the Brazilian Federal Internal Revenue Service in the amount of US$11,847 (US$10,821 in 2005). The assessment is alleging that interest accrued under the current intercompany accounts is subject to withholding tax. Net Rio Ltda. is defending itself and recorded potential losses related to this assessment in the amount of US$5,541 (US$4,570 in 2005).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

12. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

The subsidiaries Net Rio and Net São Paulo received several fiscal notifications from the National Institute of Social Security (INSS), based on lack of support of payments. The Company reserved an amount of US$2,801 (US$1,841 in 2005).

The subsidiary Net São Paulo is the defendant related to three fiscal executions for the Municipality of São Paulo, charging Services Tax (ISS) over hook up fees. The Company reserved the amount of US$1,490 (US$1,283 in 2005).

The Senior Notes and Floating Rate Notes (Notes) are not subject to Withholding Tax (IRRF) and Tax on Financial Operations (IOF), as long as the average term is not less than 96 months. As result of the fact that some noteholders exercised their rights in advance the Company established a reserve of US$58,344 (US$49,367 in 2005) related to these taxes.

The Federal Internal Revenue has imposed a tax assessment of US$9,894 million on the Company’s subsidiary Reyc Comércio e Participações Ltda., or Reyc, alleging that, for the purpose of the Tax on Import, or Imposto sobre Produtos Importados, or IPI, payment, Reyc did not correctly classify transactions related to the import of Company’s analog decoders. Reyc filed three lawsuits against the imposition of the tax assessment and is awaiting the lower court’s decision in connection with two of these lawsuits. Reyc has recorded a provision in the amount of U$4,251 (US$3,883 in 2005) to cover any potential losses.

The Company’s operating subsidiaries are challenging in court the collection, by municipalities of various locations in which it operates, of taxes for the use of land on which poles are placed for sustaining signal transmission cables. Management believes that the collection of such taxes presents various constitutional and legal irregularities and is not recording reserves related to these taxes.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

13. Financial Instruments

a) Concentration of risk

Financial instruments that potentially subject the Company to concentration of risk consist principally of cash and cash equivalents, accounts receivable, debt and payables to programmers. The Company maintains cash and cash equivalents with various financial institutions and as a policy limits exposure to any one institution. Concentration of credit risk with respect to accounts receivable is limited due to large number of subscribers comprising the customer base.

At December 31, 2006 and 2005 the Company’s U.S. dollar exposure was comprised as follows:

	2006	2005

Debt	US$ -	US$ 39,025
Perpetual notes	151,366	-
Equipment suppliers	20,231	-

	US$ 171,597	US$ 39,025

b) Fair value

The Company considers that the carrying amount of its financial instruments generally approximates fair market value. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. Fair value methods and assumptions used in estimating the fair value disclosures for financial instruments are as follows:

(i) Cash and cash equivalents, restricted cash, short-term investments.

(ii) Cash equivalents are represented principally by short-term investments and their fair value is estimated using the rates currently offered for deposits of similar remaining maturities and approximates its carrying value. The carrying amount of cash is reasonable estimate of its fair value.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

13. Financial Instruments (Continued)

b) Fair value (continued)

(iii) Debt

Based on the new terms negotiated with creditors, management estimates that the fair value of the debentures approximates its their book value. Management believes that the market price of the Perpetual notes is a reasonable approximation of its fair value.

(iv) Derivatives instruments

In order to manage the risk of the effects of a major devaluation of the Brazilian real against the U.S. dollar, the Company entered into foreign exchange swaps contracts. On December 31, 2006 the total notional amount of these contracts was US$90,180 (US$ 104,041 as of December 31, 2005).

14. Benefits to Employees

a) Benefits

The Company and its subsidiaries provide certain fringe benefits, such as: medical and odontological assistance and group life insurance, whose actuarial risks are not taken by the Company. The expenses with the fringe benefits during the years ended, December 31, 2006, 2005 and 2004 were US$7,409, US$4,685 and US$3,265, respectively.

b) Variable compensation

The Company has two complementary plans of remuneration as described below:

(i) Profit sharing plan (PPR): In accordance with a labor agreement, the Company will remunerate its employees up to 2 monthly wages if the Company achieves its predetermined performance goals established in accordance with the annual goals approved by the Board of Directors. For a selected number of administrative members, directors and managers the Company has individual agreements based on individual established goals. The main goals for this new plan are focused on reaching a certain target number of base pay TV subscribers – (weight: twenty - five percent), increase in the subscribers of broad band base (weight: twenty - five percent), generation of free cash flow (weight: twenty - five percent), and customer satisfaction (weight: twenty - five percent).

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2006, 2005 and 2004
(Thousands of United States dollars)

14. Benefits to Employees (Continued)

(ii) A retention plan was offered to a selected number of administrative members, directors and managers of the Company, with the objective of retention until at a minimum the end of the year 2006. The expenses related to this plan have been accrued since its inception in 2004 up to December 31, 2006. A new long-term incentive plan was immediately implemented in function of the changes of the goals of the Company, described above, in accordance with the Company’s executive retention plans. Expenses are recognized on the accrual basis and payments are expected to occur in 2007.

15. Supplementary Information

Year ended December 31, 2006

	Balance at	Credits (charges)	Effect of	Balance
	beginning	to	currency	at end
Descriptions	of the year	Expense	variation	of the year

Allowance for doubtful accounts	US$ (11,253)	US$ (10,829)	US$ 10,464	US$ (11,618)

Income tax valuation allowance	US$ (445,565)	US$ 44,834	US$ (42,243)	US$ (442,974)

Year ended December 31, 2005

Allowance for doubtful accounts	US$ (13,367)	US$ (7,990)	US$ 10,104	US$ (11,253)

Income tax valuation allowance	US$ (500,915)	US$ 78,306	US$ (22,956)	US$ (445,565)

Year ended December 31, 2004

Allowance for doubtful accounts	US$ (14,951)	US$ (7,226)	US$ 8,810	US$ (13,367)

Income tax valuation allowance	US$ (322,730)	US$ (166,648)	US$ (11,537)	US$ (500,915)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Thousands of United States dollars)

16. Subsequent Event

On February 01, 2007, the Company’s Board of Directors approved a capital increase with the subscription of 1,146,354 common and 1,881,774 preferred shares in the amount of US$ 33,378 as compensation to the fiscal benefit contributed by the stockholders originating from the merger of Globotel Participações S.A., as detailed in note 10, subject to the non-controlling pre-emptive stockholders rights.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 02, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.